UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934


CD WAREHOUSE, INC.
_______________________________________________________
(Name of Issuer)

COMMON STOCK
_____________________________________________________
(Title of Class of Securities)

12512W105
_____________________________________________________
(CUSIP Number)

DOYLE E. MOTLEY
1204 SOVEREIGN ROW
OKLAHOMA CITY, OK 73102
(405) 949-2422
________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

AUGUST 10, 2001
_____________________________________________________

(Date of Event which Requires Filing of this Statement)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


    CUSIP No. ............... 12512W105...................
________________________________________________________
           1. Names of Reporting Persons. I.R.S. Identification
Nos. of above persons (entities only).


            ............................Alan L. Brown....................
________________________________________________________
           2. Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)
                 ...............................................................

             (b)
                 ..............................................................
_________________________________________________
           3. SEC Use Only ..........................................
__________________________________________________

           4. Source of Funds (See Instructions) ................PF
__________________________________________________________

           5. Check if Disclosure of Legal Proceedings Is
               Required Pursuant to Items 2(d) or 2(e) ..........
- -----------------------------------------------------------------
           6.Citizenship or Place of Organization ....
               United States Of America....
__________________________________________________________

    Number of        7. Sole Voting Power...............511,700.
    Shares
    Beneficially       8. Shared Voting Power ...........................
    Owned by
    Each                  9. Sole Dispositive Power......511,700.
    Reporting
    Person             10. Shared DispositivePower..........................
    With
________________________________________________________________

11. Aggregate Amount Beneficially Owned by Each
Reporting Person ........... 511,700.
________________________________________________________________

12. Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions) .........
____ ______________________________________________
13. Percent of Class Represented by Amount in Row (11)....13.98%


14. Type of Reporting Person       (See Instructions)..IN......


ITEM 1: SECURITY AND ISSUER

        Class Of Securities:    Common Stock

        Issuer: CD Warehouse, Inc. ("Issuer")

        Principal Address:      1204 Sovereign Row
                                        Oklahoma City, OK 73108


 ITEM 2: IDENTITY AND BACKGROUND

(a) Reporting Persons:

Alan L. Brown ("Brown")

(b) Principal Business Address:

1222 University Ave., Suite 201
St. Paul, MN 55104

(c) Principal Occupation/Principal Business:

Brown is the CEO and President of
Applause Music Inc.

(d) None

(e) None

(f) Citizenship or Place of Organization:

United States Of America



ITEM 3: SOURCE AND AMOUNT OF
FUNDS OR OTHER CONSIDERATION.

221,000 shares have been purchased by Brown's
Individual Retirement Account with $332,965.33 cash.

290,700 shares have been purchased by Brown's personal account with $204,323.28 cash.



ITEM 4: PURPOSE OF TRANSACTION

(a) Brown may acquire or dispose of Securities of the Issuer in the future and has no knowledge of any other person's acquisitions or dispositions except for other SEC filings.

(d) Brown proposes that at least one member of the board should have a working background in pre-owned music retail.

(b), (c), (e)-(j) Brown has no plans or proposals which relates to, or may result in, any of the matters listed in Items 4 (b), (c), (e)-(j) of Schedule 13D.


ITEM 5: INTEREST IN SECURITIES OF THE ISSUER.

  (a)-(b)  The following table sets forth certain
information with respect tobeneficial ownership of Issuer's common stock by the Reporting Person.
The percentages set forth in the table reflect 3,660,295 shares outstandingas certified by the Issuer on March 29, 2000 by Form 10-KSB.

____________________________________________________
 ...........................................................
Beneficial Ownership ...........511,700.
 ...........................................................
Percentage of Class................13.98%.
 ...........................................................
Sole Voting Power...................511,700.
 ...........................................................
Shared Voting Power......................0...
 ..........................................................
Sole Dispositive Power........511,700.
 ...........................................................
Shared Dispositive Power...............0...
 ...........................................................



(c) From May 1, 2001 through August 10, 2001 the following acquisitions were made by Brown's personal account, Dain Rauscher custodian.
No dispositions were made during this period.

Date	    Number of Shares    Share Price
5/1                        5,000               0.461
5/4	              5,000	      0.461
5/15	              5,000	      0.461
5/15	              5,000   	      0.420
5/22	              5,000	      0.471
6/11	              1,000	      0.475
6/12	                200	      0.495
6/15	                100	      0.520
6/20	              5000	      0.470
6/20	              3700	      0.466
6/28	                100	      0.520
6/29	             1,000	      0.475
7/10	             1,300	      0.473


(d) Not applicable

(e) Not applicable


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

        None

ITEM 7: EXHIBITS

        None

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


_____________________________________________________
Date


_____________________________________________________
Signature

                                 ALAN L. BROWN
___________________________________________________
Name/Title